
02007428


RECEIVED
MAR 0 1 2002
352
PROCESSING
SECTION

50 3-11-02

KJ 3/5/02

SECURI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSC Securities, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 NW Loop 281, Ste 100
(No. and Street)

Longview, (City) TX (State) 75604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARPER & PEARSON Company, CPA's
(Name – *if individual, state last, first, middle name*)

ONE RIVERWAY, Ste 1000 (Address) Houston, (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Larry Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSC Securities, L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHERYL A. DUNLAP
Notary Public State of Texas
Comm. Exp. 11-15-2004

Notary Public

Signature

VP & CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harper & Pearson Company  Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5


RECEIVED
MAR 0 1 2002
352

February 6, 2002

To the Members
BSC Securities, L.C.

In planning and performing our audit of the financial statements and supplemental schedules of BSC Securities, L.C. (the Company) for the year ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve as required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of members, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper + Pearson Company, P.C.

Harper & Pearson Company, P.C.
Houston, Texas


RECEIVED
MAR 0 1 2002
352
SECTION

BSC SECURITIES, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

CONTENTS

Harper & Pearson Company  Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Members
BSC Securities, L.C.
Longview, Texas

We have audited the accompanying balance sheet of BSC Securities, L.C. at December 31, 2001 and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and Schedules III and IV as of December 31, 2000 were audited by Hopkins, Vetters, Palmerton & Co., P.C., who merged with Harper & Pearson Company, P.C. as of May 1, 2001 and whose report dated February 7, 2001 expressed an unqualified opinion on those statements and schedules.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSC Securities, L.C. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 6, 2002

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

Member: TAG International with offices in principal U.S. cites and worldwide

ASSETS	2001	2000
Cash and equivalents	$ 604,128	$ 899,058
Deposit with clearing agent (cash)	11,319	15,969
Receivable from clearing agent and other	160,794	187,967
Prepaid expenses	24,223	13,804
Equipment, net of accumulated depreciation of $99,482 and $79,369, in 2001 and 2000 respectively	42,487	41,048
Goodwill, net of accumulated amortization of $144,052 and $127,896, in 2001 and 2000 respectively	98,278	114,434
Other assets, net	9,619	12,062
TOTAL ASSETS	$ 950,848	$ 1,284,342

LIABILITIES AND MEMBERS' EQUITY	2001	2000
Accounts payable	$ 10,577	$ 7,654
Accrued expenses	97,550	120,185
Due to customers	5,519	-
TOTAL LIABILITIES	113,646	127,839
MEMBERS' EQUITY	837,202	1,156,503
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 950,848	$ 1,284,342

The accompanying notes are an integral part of the financial statements.

BSC SECURITIES, L.C.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Commission and fees	$ 2,343,043	$ 3,030,975
Other income	26,083	43,741
TOTAL REVENUES	2,369,126	3,074,716
EXPENSES		
Clearing agent fees	53,924	59,225
Broker compensation, commission, taxes and benefits	1,141,672	1,501,120
Employee compensation, taxes and benefits	484,828	458,806
Computer services	127,988	122,898
Depreciation and amortization	40,219	48,252
Rent	124,331	131,378
Advertising	76,223	48,506
Taxes, other than income	13,666	3,967
Other operating expenses	225,576	233,486
TOTAL EXPENSES	2,288,427	2,607,638
NET INCOME	80,699	467,078
MEMBERS' EQUITY, BEGINNING OF PERIOD	1,156,503	919,425
MEMBERS' WITHDRAWALS	(400,000)	(230,000)
MEMBERS' EQUITY, END OF PERIOD	$ 837,202	$ 1,156,503

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 80,699	$ 467,078
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	40,219	48,252
Changes in operating assets and liabilities		
Deposit with clearing agent	4,650	19,444
Receivables	27,173	29,566
Prepaid expenses	(10,419)	(2,704)
Other assets	(1,507)	(3,300)
Accounts payable	2,923	(9,325)
Accrued expenses	(22,635)	(34,499)
Due to customer	5,519	-
Net cash provided by operating activities	126,622	514,512
INVESTING ACTIVITIES		
Purchase of equipment	(21,552)	(13,292)
Net cash used by investing activities	(21,552)	(13,292)
FINANCING ACTIVITIES		
Withdrawals by members	(400,000)	(230,000)
Net cash used by financing activities	(400,000)	(230,000)
(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(294,930)	271,220
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	899,058	627,838
CASH AND EQUIVALENTS AT END OF YEAR	$ 604,128	$ 899,058

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – BSC Securities, L.C. ("the Company") was formed under Texas State Law as a limited liability company on October 27, 1992 and is owned by four distinct financial institutions in East Texas: Guaranty Bank, Mt. Pleasant; Longview Bank & Trust, Longview; Alliance Bank, Sulphur Springs; and Southside Bank, Tyler ("Members"). The Company commenced active operations in January 1993, when it purchased the discount brokerage operations of Longview Financial Services Company.

Nature of Operations – The Company is licensed as a full-service broker/dealer of securities. It principally acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in the eastern and northeastern region of Texas; however, it is licensed to perform brokerage services for the public in the state of Texas and eleven other states.

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Credit Risk – The Company's money market deposits, which were approximately $583,000 and $888,000 at December 31, 2001 and 2000 are insured by the Securities Investor Protection Corporation up to $500,000. It is the Company's practice to utilize high net worth clearing brokers to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Deposit with Clearing Agent and Securities Owned (Marketable) – Deposit with clearing agent and marketable securities owned are valued at cost which approximates market value. Any difference between cost and market (or fair value) is included in income. The Company had no marketable securities at December 31, 2001 and 2000.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for the majority of securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company, through contractual agreements, also conducts transactions on behalf of its customers directly with certain issuers of investment and investment-related products, such as mutual funds and annuities. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from clearing agent and others represents the Company's share of commissions for transactions conducted through the clearing agent and commissions receivable under contractual agreements from other sources for transactions directly with them.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill – The Company has classified as goodwill the cost in excess of fair value of the net assets acquired from Longview Financial Services Company. Goodwill is being amortized on a straight-line method over 15 years. As a result of the issuance of Financial Accounting Standards Board (FASB) Pronouncement 142, beginning in 2002 the Company will discontinue amortizing goodwill on the straight-line basis and evaluate it annually for impairment.

Equipment and Depreciation – Equipment is recorded at cost and depreciated on the straight-line basis over the estimated lives of the assets which are generally three to five years.

Federal Income Taxes – The Company was formed under state law as a limited liability company. As a limited liability company, it is considered a partnership under the provisions of the Internal Revenue Code of 1986. The Company's income, losses, and tax credits will be included in the individual income tax returns of the Members. Accordingly, the Company does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CASH

Cash represents funds owned by the company and funds accruing to customers as the result of trades or contracts (See Note E).

At December 31, 2001 and 2000, the Company had cash amounting to $10,500 segregated in a special reserve bank account for the benefit of customers under Rule 15(c)3-3 of the Securities and Exchange Commission (See Note E).

NOTE C NET CAPITAL REQUIREMENTS

In July 1994, the Company was approved by the National Association of Securities Dealers, Inc. ("NASD") to amend its restriction letter and operate under a minimum capital requirement of $250,000 as set forth by the Securities and Exchange Commission Rule 15c3-1. Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater of $250,000 or 6 2/3% of aggregate indebtedness; the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2001.

Net Capital - Actual (Schedule I)	$ 648,393
Net Capital - Required (Schedule I)	250,000
Excess Net Capital	$ 398,393
Aggregate Indebtedness to Net Capital	0.17 to 1

NOTE C NET CAPITAL REQUIREMENTS (CONTINUED)

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2000.

Net Capital - Actual (Schedule III)	$ 937,129
Net Capital - Required (Schedule III)	250,000
Excess Net Capital	$ 687,129
Aggregate Indebtedness to Net Capital	0.14 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities during 2001 and 2000.

NOTE E RELATED PARTY TRANSACTIONS

The Company has bank accounts with its Members, which is used for clearing customers' securities transactions. At December 31, 2001 and 2000, these accounts had a total balance of $5,519 and $-0-, respectively. Any balance in these accounts would also be shown as "Due to Customers" in the liabilities section of the accompanying balance sheets. In addition, the Company must maintain a special reserve bank account in the amount of 105% of the amount shown as "Due to Customers." This reserve account which had a balance of $10,500 at December 31, 2001 and 2000 is also with a Member (See Schedule II and Note B).

The Company leases office space and equipment from the Members. Approximate lease costs for the years ended December 31, 2001 and 2000 were $124,000 and $132,000, respectively.

Approximate bank charges incurred on the clearing accounts at Members for the years ended December 31, 2001 and 2000 were $17,000 and $24,000, respectively.

NOTE F COMMITMENTS, CONTINGENT LIABILITIES

The Company has entered into noncancelable operating leases with its Members (Note E) for office space and equipment. Rentals are payable on a monthly basis, and are determined upon the volume of space and equipment under lease for that month. At December 31, 2001, the Company estimates that its annual rentals will approximate $120,000 for each of the next five years.

NOTE G PENSION PLAN

The Company has a 401(k) pension plan covering substantially all employees. Company contributions for the years ended December 31, 2001 and 2000 were $52,906 and $63,638, respectively, and are included in the statements of income as a component of employee compensation and benefits.

NOTE H CONCENTRATION OF MARKET RISK

The Company provides securities brokerage services to customers located primarily in the eastern and northeastern regions of Texas. The revenue of the Company is directly influenced by the economy of these regions.

NOTE I CLEARING FEES

As a result of difficulties associated with a change in clearing agent in 2000, the Company received a reduction in the cost of clearing fees and a lump sum settlement of approximately $82,000. Consequently, clearing fees as a percentage of revenues are substantially less in 2000 than they have been historically.

BSC SECURITIES, L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL MEMBERS' EQUITY	$ 837,202
LESS NONALLOWABLE ASSETS	
Petty cash	(100)
Receivables	(2,448)
Prepaid expenses	(24,223)
Equipment	(42,487)
Goodwill	(98,278)
Other assets	(9,619)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	660,047
HAIRCUTS ON SECURITIES	(11,654)
NET CAPITAL	648,393
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 398,393

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 398,393
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 398,393

See independent auditor's report.

BSC SECURITIES, L.C.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 5,519
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	5,519
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 5,519
Amount required to be on deposit under rule 15c3-3	$ 5,795
Amount held on deposit in reserve bank account	$ 10,500
Amount of deposit	-
New amount in reserve bank account after deposit	$ 10,500
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001)	
Excess credits as reported in Company's Part II FOCUS report	$ 5,519
Excess credits per this computation	$ 5,519

See independent auditor's report.

BSC SECURITIES, L.C.
SCHEDULE III
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2000

TOTAL MEMBERS' EQUITY	$ 1,156,503
LESS NONALLOWABLE ASSETS	
Petty cash	(100)
Receivables	(19,573)
Prepaid expenses	(13,804)
Equipment	(41,048)
Goodwill	(114,434)
Other assets	(12,660)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	954,884
HAIRCUTS ON SECURITIES	(17,755)
NET CAPITAL	937,129
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 687,129

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2000)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 937,129
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 937,129

See independent auditor's report.

BSC SECURITIES, L.C.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2000

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by	-
the transfer agent or the issuer during the 40 days	-
Total credit items	-
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ -
Amount required to be on deposit under rule 15c3-3	$ -
Amount held on deposit in reserve bank account	$ 10,500
Amount of deposit	-
New amount in reserve bank account after deposit	$ 10,500
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2000)	
Excess credits as reported in Company's Part II FOCUS report	$ -
Excess credits per this computation	$ -

See independent auditor's report.

INFORMATION RELATING TO ADDITIONAL SCHEDULES NORMALLY REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the S.E.C.

The Company does not take control or possession of customer securities. Accordingly, this schedule is not presented.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

The Company does not maintain balances on behalf of its customers relating to commodity futures or options; accordingly; this schedule is not presented.

See independent auditor's report.